FIRST GUARANTY BANCSHARES, INC.
400 East Thomas Street
 Hammond, Louisiana 70401

November 14, 2017

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    First Guaranty Bancshares, Inc.
Registration Statement on Form S-3 (Registration No. 333-221335)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

First Guaranty Bancshares, Inc., a Louisiana corporation (the "Company"), hereby requests that the Company's above-referenced Registration Statement on Form S-3 be declared effective at 3:00 p.m., Eastern Time, on November 14, 2017, or as soon thereafter as is practicable.

Very truly yours,
/s/ Alton B. Lewis, Jr.
Alton B. Lewis, Jr.
President and Chief Executive Officer
(Duly Authorized Representative)